SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 12b-25
                                                                Commission File Number    0-22290

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 11-K
        [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:    December 31, 2004

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          Part I. Registrant Information

Full name of registrant  Century Casinos, Inc.

Former name if applicable

Address of principal executive office (Street and number)

1263 Lake Plaza Drive, Suite A

City, State and Zip Code   Colorado Springs, Colorado 80906

     Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We experienced delays in closing our books and records for our Caledon, South Africa subsidiary due to turnover of key accounting personnel late in 2004. As reported in our Current Report on Form 8-K filed on February 2, 2005, we appointed Grant Thornton LLP as the independent auditor of our South African subsidiary, which is a significant subsidiary as defined in Rule 1-02 of Regulation S-X. As a result of our delays in closing the accounting books for this subsidiary, we have been unable to provide, on a timely basis, all of the information necessary for our independent auditors to complete the audit of our consolidated financial statements for the year ended December 31, 2004.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Larry Hannappel      (719)         527-8300
(Name)           (Area Code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net earnings per share for the year ended December 31, 2004 are currently expected to be $0.36, compared to $0.24 for the same period in 2003. The increase in net earnings is primarily due to a recovery of receivables in our South African subsidiary that were written off in 2002, and a lower effective income tax rate for our international operations.

                                           Century Casinos, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 2005                                      By /s/ Larry Hannappel
                                       Larry Hannappel, Senior Vice President

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional mistatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).